Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 19, 2010
Relating to Preliminary Prospectus Dated May 4, 2010
Registration No. 333-162186
ACCRETIVE HEALTH, INC.
10,000,000 Shares
This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated May 4, 2010 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-162186). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 5 to the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1472595/000095012310043121/c53658a5sv1za.htm

Initial public offering price:	$12.00 per share

Underwriting discount:	$0.84 per share for the shares of common stock sold by Accretive Health and $0.72 per share for the shares of common stock sold by the selling stockholders. The underwriters have agreed to reimburse Accretive Health for $800,000 (or $920,000 if the underwriters exercise their option to purchase additional shares in full) of its offering expenses, including printing, road show and other similar offering expenses.

Pricing date:	May 19, 2010

Closing date:	May 25, 2010

Common stock offered by Accretive Health:	6,666,667 shares. This number is unchanged from the Preliminary Prospectus.

Common stock offered by the selling stockholders:	3,333,333 shares. This number represents a decrease from the 6,666,667 shares indicated in the Preliminary Prospectus. The decrease is pro rata among all selling stockholders based on shares offered.

Option to purchase additional shares:	From Accretive Health: 1,000,000 shares. This number is unchanged from the Preliminary Prospectus.

From the selling stockholders: 500,000 shares. This number represents a decrease from the 1,000,000 shares indicated in the Preliminary Prospectus. The decrease is pro rata among all selling stockholders based on shares offered.

To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters may exercise the foregoing option for a period of up to 30 days from the date hereof at the initial public offering price less the underwriting discount.

Common stock to be outstanding immediately after this offering:	90,015,707 shares. This number is based on shares outstanding as of April 30, 2010, assumes no exercise by the underwriters of their option to purchase additional shares from us and the selling stockholders, and gives effect to the following transactions prior to or upon the closing of this offering: our issuance of 6,666,667 shares of common stock in this offering; the conversion of all outstanding shares of non-voting common stock into shares of voting common stock; the conversion of all outstanding shares of convertible preferred stock into shares of common stock; our issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants; our issuance of 100,000 shares of common stock to FT Partners in satisfaction of the full amount of a fee for financial advisory services in respect of this offering; and our issuance of 1,265,012 shares of common stock in satisfaction of the liquidation preference payments required to be made to the holders of our outstanding preferred stock. This represents an increase from the 89,926,238 shares indicated in the Preliminary Prospectus.

Net proceeds to Accretive Health:	Approximately $69.0 million, or $80.3 million if the underwriters fully exercise their option to purchase additional shares from us, after deducting the underwriting discount and offering expenses payable by us. This amount is $18.0 million ($20.7 million if the underwriters fully exercise their option to purchase additional shares from us) less than the estimated net proceeds to us set forth under “Use of Proceeds” in the Preliminary Prospectus.

Principal stockholder ownership:	Accretive Investors SBIC, L.P., FW Oak Hill Accretive Healthcare Investors, L.P., Mary A. Tolan and Ascension Health, our four largest stockholders, will beneficially own 22.9%, 19.1%, 16.0% and 8.5%, respectively, of our common stock upon the closing of this offering (22.5%, 18.8%, 15.7% and 8.4%, respectively, if the underwriters fully exercise their option to purchase additional shares from us and the selling stockholders).
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

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